Exhibit 99.1

JD and Dada Announce Equity Investment

SHANGHAI, March 22, 2021 /GLOBE NEWSWIRE/ -- JD.com, Inc. (NASDAQ:JD, "JD.com" or “JD) , China’s leading technology driven e-commerce company, and Dada Group (NASDAQ: DADA, “Dada”), China’s leading local on-demand delivery and retail platform, today jointly announced that JD.com, through its subsidiary, entered into a share purchase agreement with Dada, under which JD.com has agreed to invest a total of US$800 million in newly issued ordinary shares of Dada, at a per share price that equals to the closing trading price of Dada’s ordinary shares on the Nasdaq Global Select Market on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, JD.com will hold, taking into account its existing holding, approximately 51% of Dada's issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings, and there can be no assurance that clearance from applicable governmental authorities will be granted. JD.com has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing.

The share issuance is exempt from registration under the Securities Act of 1933, as amended, (the "Securities Act") pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

“We are excited to further deepen strategic cooperations with JD.com,” commented Mr. Philip Kuai, Chairman and Chief Executive Officer of Dada Group. “Leveraging JD's devoted strategic support, we will better fulfill demands for local on-demand retail and its delivery on JD, covering various scenarios and categories, and expand our omni-channel cooperation with JD. Together with JD, we will continue to provide consumers with superior experience, empower retail and brand partners and achieve a win-win cooperation for all.”

“We have long maintained close cooperation with Dada Group to jointly provide integrated online and offline solutions for the retail industry, and to enhance the intelligent digitalization capabilities of our partners,” said Mr. Lei Xu, CEO of JD Retail. “Our increased investment will facilitate both sides to promote the expansion of on-demand retail and delivery, as well as omni-channel collaboration. This will help us to further diversify our retail services, to enable our partners, especially, real economy enterprises, to continue to optimize cost, efficiency and experience and accelerate their intelligent digital transformation, and to deliver faster, better and richer services for consumers.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company's cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For investor and media inquiries, please contact:

JD.com

Investor Relations

Ms. Ruiyu Li

+86 (10) 8912-6805

Email: IR@JD.com

Dada Nexus Limited

Investor Relations

Ms. Caroline Dong

E-mail: ir@imd4ada.cn

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